===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K

                                 ANNUAL REPORT

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the fiscal year ended December 31, 1999

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from.........to........


Commission file number 1-8349



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
                               One Progress Plaza
                         St. Petersburg, Florida 33701

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          FLORIDA PROGRESS CORPORATION
                               One Progress Plaza
                         St. Petersburg, Florida 33701


===============================================================================

                              REQUIRED INFORMATION



The following financial statements for the plan are being furnished herewith:

Report of independent certified public accountant.

Audited statements of assets available for benefits as of December 31, 1999 and 1998, prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

Audited statements of changes in assets available for benefits for the years ended December 31, 1999 and 1998, prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

Notes to financial statements.

Schedules of Assets held for investment purposes as of December 31, 1999.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA
PROGRESS CORPORATION


Financial Statements as of and for the
years ended December 31, 1999 and 1998

Additional Information Required for Form 5500
for the year ended December 31, 1999

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                    Page Number
                                                                    -----------


REPORT OF INDEPENDENT ACCOUNTANTS                                         1

BASIC FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits                  2

         Statements of Changes in Net Assets Available for Benefits       3

         Notes to Financial Statements                                  4-9


ADDITIONAL INFORMATION*

         Schedule I - Schedule of Assets Held for Investment Purposes    10



















* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of Savings Plan for Employees of Florida Progress Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Savings Plan for Employees of Florida Progress Corporation (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania
June 14, 2000

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION



STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS  (DOLLAR AMOUNTS IN THOUSANDS)
-----------------------------------------------------------------------------------------------------

                                                                           AS OF DECEMBER 31,
                                                                   1999                       1998
                                                              ---------------------------------------

INVESTMENTS, AT FAIR VALUE
Registered investment companies:
     Putnam New Opportunities Class A Shares                  *   $ 115,796              *  $  75,617
     Vanguard 500 Index Fund                                  *     145,405              *    126,793
     Vanguard Extended Market Index Fund                              4,775                     2,910
     Vanguard International Growth Fund                               5,573                     5,223
     Vanguard LifeStrategy Conservative Growth Fund                   7,180                     8,145
     Vanguard LifeStrategy Growth Fund                               20,442                    17,964
     Vanguard LifeStrategy Moderate Growth Fund               *      36,708              *     35,402
     Vanguard Total Bond Market Index Fund                            5,480                     6,289
                                                              ---------------------------------------
                                                                    341,359                   278,343
Florida Progress Stock Fund                                   *     134,104              *    127,050
Participant Loans                                                    18,099                    18,790
                                                              ---------------------------------------
                                                                    493,562                   424,183
                                                              ---------------------------------------
INVESTMENTS, AT CONTRACT VALUE
Florida Progress Stable Value Fund                            *     122,896              *    108,375
                                                              ---------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                 $ 616,458                 $ 532,558
                                                              =======================================


*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS  (DOLLAR AMOUNTS IN THOUSANDS)
-----------------------------------------------------------------------------------------------------

                                                                           AS OF DECEMBER 31,
                                                                   1999                       1998
                                                                -------------------------------------

ADDITIONS
Investment income:
     Interest and dividend income, investments                  $  27,699                    $ 19,467
     Interest income, participant loans                             1,498                       1,589
     Net appreciation in fair value of investments                 62,592                      61,680
                                                                -------------------------------------
                                                                   91,789                      82,736
                                                                -------------------------------------
Contributions:
     Employer                                                       9,034                       9,126
     Participant                                                   22,090                      21,488
                                                                -------------------------------------
                                                                   31,124                      30,614
                                                                -------------------------------------

Other additions/(deductions)                                          (17)                         17
                                                                -------------------------------------
        TOTAL ADDITIONS                                           122,896                     113,367
                                                                -------------------------------------

DEDUCTIONS
Payment of benefits                                                38,965                      36,420
Administrative expenses                                                31                          26
                                                                -------------------------------------
        TOTAL DEDUCTIONS                                           38,996                      36,446
                                                                -------------------------------------
NET INCREASE                                                       83,900                      76,921

Net assets available for plan benefits:
     Beginning of period                                          532,558                     455,637
                                                                -------------------------------------
     End of period                                              $ 616,458                    $532,558
                                                                =====================================


The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

NOTES TO FINANCIAL STATEMENTS (DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN


The following description of the Savings Plan for Employees of Florida Progress Corporation ("Plan" or "Savings Plan") provides only general information. Participants should refer to the Savings Plan Summary Plan Description/Prospectus, as amended, which is part of the Employee Handbook and the "About Your Plan" booklet, which is part of the "The Power to Plan Your Future" package from The Vanguard Group, Inc. for more complete descriptions of the Plan's provisions.


GENERAL
The plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective April 1, 1998 the Plan was amended to provide an employee of the Participating Companies (as defined below) immediate eligibility upon employment for making employee contributions (either pre-tax or after-tax). Employees become eligible to receive matching employer contributions on employee contributions made after completing at least six months of uninterrupted employment or having worked at least 1,000 hours in a twelve-month period. Prior to April 1, 1998, an employee was eligible to participate in the Plan if he or she had completed at least six months of uninterrupted employment or worked at least 1,000 hours in a twelve-month period. Participation in the Plan is voluntary. The following companies participated in the Plan during the year ended December 31, 1999:

o        Florida Progress Corporation
o        Florida Power Corporation
o        Electric Fuels Corporation
o        Progress Energy Corporation
o        Progress Telecommunications Corporation


CONTRIBUTIONS
Eligible employees may elect to contribute up to 16% of their annual base pay and may designate these contributions as either Regular Savings after-tax and/or 401(k) pretax dollars. Each participating company contributes each pay period an amount equal to 75% of the employees' contributions, up to 6% of base pay.


PARTICIPANT ACCOUNTS
A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contribution and allocations of (a) the Participating Companies' contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated and credited to the account daily based on the adjusted balance of each participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

NOTES TO FINANCIAL STATEMENTS (DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

VESTING
Participants are immediately vested in their Regular Savings and 401(k) contributions and earnings thereon. The Company Match Account and the earnings thereon, vest gradually based on the following Years of Continuous Service schedule:

Years of Continuous Service                                   Vested Percentage
Less than 2                                                            0%
2 but less than 3                                                      25%
3 but less than 4                                                      50%
4 but less than 5                                                      75%
5 or more                                                              100%

A Year of Continuous Service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.


PARTICIPANT LOANS
All actively employed Savings Plan participants with available account balances may apply for a loan from their own Plan account. No loan shall exceed the lesser of fifty thousand dollars or one-half of the participant's vested Savings Plan account balance. The amount of each individual loan will be collateralized with an equivalent portion of the participant's Savings Plan account balance. This amount will be transferred from the participant's account and placed in a separate Participant Loan Fund. A participant is permitted a maximum of four outstanding loans at any one time. Each loan shall bear interest, as determined on a quarterly basis, using the Florida Savings Certificate of Deposit rate as published in The Wall Street Journal, as its primary factor. Interest charged on employee loans is credited to the individual participant accounts.

A participant can choose repayment terms on a new loan ranging from 6 to 60 months. Repayments are made via payroll deduction for active regular employees, by Automated Clearing House ("ACH") payment for active non-regular employees and by direct payment to the Savings Plan for inactive participants. Additionally, participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding Participant Loan Fund balance). Excess loan repayments of principal and interest over new loans issued during the year are reflected as interfund transfers for reinvestment to the respective investment funds. New loans are reflected as transfers out of the investment funds to the Participant Loan Fund.

PAYMENT OF BENEFITS
Upon separation of service due to termination, death, disability or retirement (after age 55), participants may make a written election to leave their account balance within the Plan, for any length of time up to age 70 if their vested balance is greater than $5,000, or elect to receive a lump-sum amount equal to the value of their account balance, or select from a menu of installment payment options. Although no further employee contributions are allowed, terminated or retired employees may continue to exchange amounts among the investment options. The amounts of deferred vested benefits payable to terminated or retired participants at December 31, 1999 and 1998 were $110,690 and $98,847, respectively.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

NOTES TO FINANCIAL STATEMENTS (DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

FORFEITED ACCOUNTS
Forfeitures of non-vested employer contributions by terminated participants may be used to reduce employer matching contributions. Employer contributions were reduced by forfeitures of $143 and $167 during the years ended December 31, 1999 and 1998, respectively. At December 31, 1999, forfeited nonvested accounts totaled $30.


PLAN TERMINATION
It is the intention of the Participating Companies that the Plan continue in operation; however, the Company has the right to amend the Plan, discontinue its contributions at any time, and /or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


INVESTMENT OPTIONS
During the Plan years ended December 31, 1999 and 1998, participants were able to allocate their contributions among the following investment options:

         PUTNAM NEW OPPORTUNITIES CLASS A SHARES: Invests in a portfolio of stocks in certain emerging industry groups that Putnam believes offer above-average long-term growth potential. Current income is only an incidental consideration.

         VANGUARD 500 INDEX FUND: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

         VANGUARD EXTENDED MARKET INDEX FUND: Seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

         VANGUARD INTERNATIONAL GROWTH FUND: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

         VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND: Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

         VANGUARD LIFESTRATEGY GROWTH FUND: Seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

NOTES TO FINANCIAL STATEMENTS (DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

         VANGUARD LIFESTRATEGY MODERATE GROWTH FUND: Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

         VANGUARD TOTAL BOND MARKET INDEX FUND: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

         FLORIDA PROGRESS STOCK FUND: Invests in Florida Progress Corporation common stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

         FLORIDA PROGRESS STABLE VALUE FUND: Seeks to preserve the value of your original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks, and other similar types of fixed-principal investments. It is designed to maintain a constant $1.00 share value.

Effective April 1, 1998, the former Echelon Fund became frozen to all participant activity at which time an orderly liquidation of all remaining Echelon Fund shares was begun. This liquidation was completed on April 23, 1998, with the proceeds being transferred to the Florida Progress Stock Fund for the affected participants who received shares in that fund equal in value to their Echelon Fund account balances.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States, have been used consistently in the preparation of the Plan's financial statements:


BASIS OF ACCOUNTING
The financial statements of the Plan are prepared under the accrual method of accounting.

FINANCIAL STATEMENT PRESENTATION
The Plan Financial Statements were prepared in accordance with Statement of Position ("SOP") 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. Certain reclassifications of the 1998 amounts have been made to conform to the 1999 presentation in accordance with SOP 99-3. This SOP eliminated the previously required reporting of changes in net assets by investment option for participant directed investments.

USE OF ESTIMATES
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

NOTES TO FINANCIAL STATEMENTS (DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan's investments are stated at fair value, except for its investment contracts, which are valued at contract value (Note 4.) Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Florida Progress Stock Fund is valued at its year-end unit closing price (constituting market value of shares owned plus uninvested cash position). Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. When Florida Progress Corporation common stock is distributed from the Florida Progress Stock Fund to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

PAYMENT OF BENEFITS
Benefits are recorded when paid.


NOTE 3 - INVESTMENTS

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                  YEAR ENDED DECEMBER 31,
                                                 1999                1998
                                               --------            --------
Registered Investment Companies                $ 55,359            $ 46,049
Common Stock                                      7,233              15,631
                                               --------            --------
                                               $ 62,592            $ 61,680
                                               ========            ========
All investments are participant-directed.


NOTE 4 - INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS, INSURANCE COMPANIES AND BANKS

The Florida Progress Stable Value Fund (the "Fund") consists of synthetic investment contracts with various banks and insurance companies ("Issuers"). Additionally, the Fund holds shares of a money market mutual fund sponsored by The Vanguard Group with a value of $10,887. The Fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the Issuers. The investment contracts included in the Fund are carried at contract value, which approximates fair value, because the contracts are fully benefit responsive for normal participant directed-transactions. The synthetic investment contracts constitute investments in collective investment funds, mutual funds and mortgage backed securities, $108,560, and wrapper contracts, $3,369. The crediting interest rates of the investment contracts ranged from 4.95% to 7.03% at December 31, 1999.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

NOTES TO FINANCIAL STATEMENTS (DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC".) VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. During the year the Plan had purchases of $92,590 and sales of $78,283 of Company stock.


NOTE 6 - PLAN EXPENSES

The Company pays a portion of the expenses for services necessary for the administration of the Plan.


NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 13, 1996, that the Plan is a qualified employees' trust under Section 401(a) of the Internal Revenue Code ("Code"). As such, the Plan is exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

                             ADDITIONAL INFORMATION
                             REQUIRED FOR FORM 5500

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION           SCHEDULE I

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999 (DOLLAR AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

Savings Plan for Employees of Florida Progress Corporation, EIN 59-6769223 Attachment to Form 5500, Schedule H, Part IV, line i


     IDENTITY OF ISSUE                                                          INVESTMENT TYPE                      CURRENT VALUE
----------------------------------------------------------------------------------------------------------------------------------
     Putnam New Opportunities Class A Shares                         Registered Investment Company                     $ 115,796
*    Vanguard 500 Index Fund                                         Registered Investment Company                       145,405
*    Vanguard Extended Market Index Fund                             Registered Investment Company                         4,775
*    Vanguard International Growth Fund                              Registered Investment Company                         5,573
*    Vanguard LifeStrategy Conservative Growth Fund                  Registered Investment Company                         7,180
*    Vanguard LifeStrategy Growth Fund                               Registered Investment Company                        20,442
*    Vanguard LifeStrategy Moderate Growth Fund                      Registered Investment Company                        36,708
*    Vanguard Total Bond Market Index                                Registered Investment Company                         5,480
*    Florida Progress Corporation                                    Common Stock                                        134,104
*    Savings Plan for Employees of Florida Progress Corporation      Participant Loans (6.25% - 9.00%)                    18,099
*    Vanguard Federal Money Market Fund                              Registered Investment Company                        10,887
     AIG Financial 5.32%, 12/31/03                                   Synthetic Guaranteed Investment Contract              5,260
     AIG Financial 6.42%                                             Synthetic Guaranteed Investment Contract             10,973
     CDC 6.30%, 11/25/04                                             Synthetic Guaranteed Investment Contract              5,029
     CDC 6.44%                                                       Synthetic Guaranteed Investment Contract             10,972
     Commonwealth 5.59%, 9/30/01                                     Synthetic Guaranteed Investment Contract             22,087
     Natwest Markets 6.70%, 6/30/04                                  Synthetic Guaranteed Investment Contract              6,401
     Rabobank 6.28%, 9/30/03                                         Synthetic Guaranteed Investment Contract              9,576
     Rabobank 6.58%                                                  Synthetic Guaranteed Investment Contract              5,977
     State Street Bank 5.64%, 6/30/03                                Synthetic Guaranteed Investment Contract             11,417
     Union Bank of Switzerland 6.50%                                 Synthetic Guaranteed Investment Contract             10,075
     Union Bank of Switzerland 4.95%, 6/30/03                        Synthetic Guaranteed Investment Contract              3,193
     Union Bank of Switzerland 7.03%, 12/31/04                       Synthetic Guaranteed Investment Contract              5,010
     West Landesbank 6.96%, 12/31/01                                 Synthetic Guaranteed Investment Contract              5,959
                                                                                                                       ---------

                                                                                                                       $ 616,378
                                                                                                                       =========

* Party in Interest
Total assets held for investment purposes

                                    EXHIBITS

23 Consent of PricewaterhouseCoopers LLP, independent certified public accountants.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan for the Employees of Florida Progress Corporation) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             SAVINGS PLAN FOR EMPLOYEES OF
                                             FLORIDA PROGRESS CORPORATION

Date: June 28, 2000                          By: /s/ Edward W. Moneypenny
                                                 --------------------------
                                                 Edward W. Moneypenny
                                                 Chairman and Member of
                                                 the Investment Committee
                                                 for the Savings Plan for
                                                 Employees Trust of Florida
                                                 Progress Corporation


                                             By: /s/ James A. McClure, III
                                                 --------------------------
                                                 James A. McClure, III
                                                 Secretary and Member of the
                                                 Investment Committee for
                                                 the Savings Plan for
                                                 Employees Trust of Florida
                                                 Progress Corporation


Members of the Investment Committee         (By: /s/ Pamela A. Saari
for the Savings Plan for Employees               --------------------------
Trust of Florida Progress Corporation       (    Pamela A. Saari
                                            (
                                            (By: /s/ John Scardino, Jr.
                                                 --------------------------
                                            (    John Scardino, Jr.

                                  EXHIBIT INDEX

Exhibit
Number            Description
-------           -----------


23                Consent of PricewaterhouseCoopers LLP